# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Star Group, L.P., CIK 0001002590
CUSIP: 85512C105
Title of class of securities: Common Units
Address of issuer's principal executive offices: 9 West Broad Street, Suite 310, Stamford, Connecticut (CT), 06902
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000899140-23-000440
Filed by CIK 0001597857

## Reporting persons
- Hartree Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,400,907; shared voting power 0; sole dispositive power 3,400,907; shared dispositive power 0; aggregate amount beneficially owned 3,400,907 (9.8% of the class)

## Item 1. Issuer
Name of issuer: Star Group, L.P.
Address of issuer's principal executive offices: 9 West Broad Street, Suite 310, Stamford, Connecticut, 06902

## Item 2. Person Filing
Name of person filing: Hartree Partners, LP
Address of principal business office or, if none, residence: 1185 Avenue of the Americas, New York, NY 10036
Citizenship: United States of AmericaUnited States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See cover page
Percent of class: See cover page
Sole power to vote or to direct the vote: See cover page
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See cover page
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hartree Partners, LP: /s/ Christine Stevenson, Christine Stevenson/Chief Compliance Officer (05/14/2025)